EXHIBIT 12.1 - Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends - CorEnergy Infrastructure Trust, Inc.

	2014	2013	2012	2011	2010	One-Month Transition Period Ended December 31, 2012
Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges(1)	$3,675,122	$3,288,378	$81,123	$36,508	$45,619	$416,137
Preferred stock dividends(2)	—	—	—	—	—	—
Combined fixed charges and preferred stock dividends	3,675,122	3,288,378	81,123	36,508	45,619	416,137
Net income (loss) available to common shareholders before provision for income taxes	7,013,856	4,502,339	12,348,721	2,922,143	14,666,874	(1,503,396)
Earnings	$10,688,978	$7,790,717	$12,429,844	$2,958,651	$14,712,493	$(1,087,259)

Ratio of earnings to combined fixed charges and preferred stock dividends	2.91	2.37	153.22	81.04	322.51	(2.61)
(1) Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness
(2) No preferred stock was outstanding during these periods